UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No.54725/November 8, 2006

ADMINISTRATIVE PROCEEDING
FILE NO. 3-12437

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In the Matter of                              :
                                              :
GEOGRAPHICS, INC.,                            :        ORDER MAKING FINDINGS
(n/k/a G PRINTING, INC.)                      :        AND REVOKING REGISTRATIONS
PEMBROKE CAPITAL, INC., and                   :        BY DEFAULT
WINDOW ROCK CAPITAL CORP.                     :
(n/k/a WINDOW ROCK CAPITAL                    :
HOLDINGS, INC.)                               :

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　　　　The Securities and Exchange Commission (Commission) initiated this proceeding with its Order Instituting Proceedings (OIP) on September 27, 2006, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act).[1]  The Division of Enforcement (Division) personally served Respondent Geographics, Inc. (Geographics), on September 28, 2006.  The Division served Respondent Pembroke Capital, Inc. (Pembroke), pursuant to Rule 141(a)(2)(ii) of the Commission's Rules of Practice, on October 5, 2006.  Respondents' Answers to the OIP were due ten days after service of the OIP.  OIP at 3; 17 C.F.R. § 201.220(b).  To date, neither Respondent has filed an Answer.

　　　　A prehearing conference was held on October 23, 2006, at which only the Division appeared.  On October 23, 2006, I ordered Geographics and Pembroke to show cause on or by Friday, November 3, 2006, why each should not be held in default and why each should not have the registration of its registered securities revoked.  As of today's date, neither Respondent has responded to the October 23 Order.

　　　　For failing to file Answers within the time provided, appear at a prehearing conference, or otherwise defend the proceeding, Respondents Geographics and Pembroke are in default pursuant to Rules 155(a), 220(f), and 221(f) of the Commission's Rules of Practice. Accordingly, the following allegations in the OIP are deemed to be true.

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[1] The Commission issued an Order on November 1, 2006, accepting an offer of settlement from Respondent Window Rock Capital Corp.  Geographics, Inc., Securities Exchange Act of 1934 Release No. 54679.

Geographics (CIK No. 1000621) is a void Delaware corporation located in Waukesha, Wisconsin, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Geographics is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2001, which reported a $1.7 million net loss for the prior nine months. On September 17, 2002, the company changed its name to G Printing, Inc., but failed to record this change with the Commission as required by Commission rules. As of September 25, 2006, the company's common stock (symbol: GGIT) was quoted on the Pink Sheets, had five market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

Pembroke (CIK No. 842706) is a revoked Nevada corporation located in Vancouver, British Columbia, Canada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Pembroke is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ending September 30, 1995, which reported a $4.4 million deficit since inception and a net loss of $343,594, for the prior three months.

Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligation to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rule, did not receive such letters.

Section 13(a) of the Exchange Act and the Rules thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports on Forms 10-K or 10-KSB, and Exchange Act Rule 13a-13 requires issuers to file quarterly reports on Forms 10-Q or 10-QSB. As a result of the foregoing, Respondents have failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

In view of the above, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of Geographics and Pembroke.

## ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Geographics, Inc. (n/k/a G Printing, Inc.), and Pembroke Capital, Inc., are hereby REVOKED.

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Lillian A. McEwen
Administrative Law Judge